# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 09/23/2025
Amends the filing with accession number 0001376474-25-000764
Filed by CIK 0002079212
Persons authorized to receive notices and communications: Duc Pham, 3286 Vin Santo Ln., San Jose, California (CA), 95148, 408-876-7071

## Reporting persons
- Pham Duc Hoang (CIK 0002079212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 299,900; shared voting power 532,216; sole dispositive power 155,900; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Comment: This Amendment relates to the Common Stock of Charles & Colvard, Ltd., the Issuer.

## Item 2. Identity and Background
Name of person filing: Duc Pham
Residence or business address:
3286 Vin Santo Ln
San Jose, CA 95148
Present principal occupation or employment:
Occupation: Senior Engineer, Apple Inc.
Founder/Director, Infinitive Love Inc.
Criminal convictions in the last five years: During the last five years, Mr. Pham has not been convicted in a criminal proceeding nor been party to a civil proceeding resulting in a judgment enjoining future violations of federal or state securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares beneficially owned by Mr. Pham were acquired with personal funds, PF. On August 20, 2025, Mr. Pham received an irrevocable proxy from Don Pham granting Mr. Pham sole voting power over 144,000 shares solely for the Issuer 2025 annual meeting; Mr. Pham has no dispositive power or economic interest in such shares. See Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction: On September 23, 2025, Mr. Pham formed a group within the meaning of Section 13(d)(3) with Riverstyx Capital Management, LLC; The Riverstyx Fund, LP; Riverstyx Fund GP, LLC; Benjamin O. Franklin IV; Michael R. Levin; and Lloyd M. Sems; collectively, the Reporting Persons in connection with nominating and soliciting proxies for a director slate at the Issuer 2025 annual meeting and related engagement with the Issuer and its shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Pham may be deemed to beneficially own an aggregate of 532,216 shares, representing approximately 11.9% of the outstanding Common Stock (based on 4,471,453 shares outstanding as reported in the joint amendment referenced above).
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Pham has sole voting power over 299,900 shares; voting power only (and no dispositive or economic power) over 144,000 shares pursuant to the proxy described in Item 3; sole dispositive power over 155,900 shares; and shared dispositive power over 388,216 shares. Each of the Reporting Persons may be deemed to beneficially own securities beneficially owned by other members of the group; Mr. Pham disclaims beneficial ownership of any such securities except to the extent of his pecuniary interest, if any.
Transactions in the class effected during the past sixty days: Transactions in the last 60 days: None, except as disclosed herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 23, 2025, Mr. Pham entered into a Joint Filing Agreement with the other Reporting Persons pursuant to Rule 13d-1(k), under which Schedule 13D and amendments thereto may be filed on behalf of each party. Mr. Pham and the Reporting Persons have also coordinated their proxy solicitation for the Issuer 2025 annual meeting, including the slate of nominees and certain voting intentions. Separately, as described in Item 3, Mr. Pham holds an irrevocable, meeting-limited voting proxy over 144,000 shares from Don Pham; no dispositive or economic power is conferred.
The proxy agreement is Exhibit 99.2 to the Original Schedule 13D filed on August 22, 2025, and is incorporated by reference into this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated September 23, 2025, by and among Riverstyx Capital Management,LLC, Riverstyx Fund, LP, Riverstyx Fund GP, LLC, Ben Franklin, Duc Pham, Michael R. Levin, and Lloyd M. Sems(filed herewith as ex991.pdf).
Exhibit 99.2 -Irrevocable Proxy Voting Agreement dated August 20, 2025 (incorporated by reference to Exhibit 99.1 to Schedule13D filed August 22, 2025, SEC Accession No. 0001376474-25-000764).
No joint filing agreement applies.

## Signatures
- Pham Duc Hoang: Duc Pham, Individual (09/25/2025)